Sheppard, Mullin, Richter & Hampton LLP
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New York, New York 10112-0015
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www.sheppardmullin.com

July 31, 2018

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Ms. Bonnie Baynes

Mr. Kevin W. Vaughn

Mr. Jeffrey Gabor

Ms. Erin Jaskot

Re:                             Aridis Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-226232

Ladies and Gentlemen:

On behalf of Aridis Pharmaceuticals, Inc. (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-226232) confidentially submitted to the Commission on February 5, 2018, resubmitted to the Commission on April 20, 2018 and July 18, 2018 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of the correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

The Company supplementally advises the Staff that on July 27, 2018, representatives of  Cantor Fitzgerald & Co., the  sole book running manager for the Company’s initial public offering, on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipate that the underwriters would recommend to the Company a preliminary price range of $[*] to $[*] per share (the “Preliminary Price Range”). Prior to July 27, 2018, the underwriters did not deliver the Preliminary Price Range for the initial public offering.

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters.  This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the commencement of the roadshow for the Company’s initial public offering. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including but not limited to, then-current market conditions and subsequent business, market and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus to potential investors. Further, while the Company expects to implement a reverse stock split and reflect such split in a subsequent amendment to the Registration Statement, all per share numbers in this letter are pre-split, and therefore consistent with the Registration Statement.

The Company supplementally advises the Staff that the Company’s board of directors determined that the fair value of its common stock for awards granted on July 23, 2018 was $2.80 per share. At the time of the grants on July 23, 2018, the Company’s board of directors carefully considered all relevant information available to it, including the most recent valuation report of its third-party independent valuation firm (the “Valuation Report”). The Valuation Report concluded that, as of March 31, 2018, the fair market value of the Company’s common stock was $2.80 per share, or $[*] per share above the midpoint of the Preliminary Price Range. The board of directors determined that there were no material changes in the Company’s business since March 31, 2018, or in the assumptions upon which the Valuation Report was based, that affected the fair value of its common stock.

For purposes of determining the fair value of the Company’s common stock for the grants made since the beginning of fiscal 2017, the method used to perform the forward-looking analysis of the possible future outcomes was the Probability Weighted Expected Return Method (“PWERM”). The Valuation Report performed as of March 31, 2018 used a PWERM that incorporated a near-term initial public offering (“IPO”) scenario, weighted at 20%, a delayed IPO scenario, weighted at 50% and a non-IPO scenario using an option pricing method calculation, weighted at 30%. The Valuation Report also reflected a 8.1% discount for lack of marketability in a near-term IPO scenario, and applied a 24.84% present value discount rate to the non-IPO scenario. Without applying these discounts, and weighting the completion of a near-term IPO scenario at 100%, the fair value of the Company’s common stock on March 31, 2018 would have been $[*] per share, or $[*] per share above the high point of the Preliminary Price Range.

As detailed in the Registration Statement, the Company and its board of directors have consistently sought to comply with the form and substance of the American Institute of Certified Public Accounts Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The Company’s board of directors reached its determination of the estimated fair value of the Company’s common stock after thorough discussions and made its determination in good faith, based on the information available on the dates of grant, including the Valuation Report.

* * * *

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please contact the undersigned at (212) 634-3067 or at JFessler@sheppardmullin.com if you have any questions regarding the foregoing. Thank you for your assistance.

Sincerely,

/s/ Jeffrey Fessler

Jeffrey Fessler
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:                                Vu Truong, Aridis Pharmaceuticals, Inc.